1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC November 2005 Sales Set Record High
SIGNATURES

TSMC November 2005 Sales Set Record High
Hsinchu, Taiwan, R.O.C. — December 8, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for November 2005 reached a record high of NT$27,518 million, and that revenues for January through November 2005 were NT$237,172 million.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to continued demand increase from our customers, wafer shipments for November 2005 grew over October 2005. As a result, net sales for November 2005 increased by 4.9 percent compared to October 2005. On a year-over-year basis, net sales for November 2005 increased 31.1 percent.”
TSMC Sales Report:
(Unit: NT$ million)

Net Sales	2005*	2004	Increase (%)
November	27,518	20,986	31.1
January through November	237,172	236,073	0.5

*	Year 2005 figures have not been audited.
TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
December 08, 2005
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2005.
1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Nov.	Invoice amount	24,692,066	22,905,336
Jan — Nov.	Invoice amount	223,129,752	230,943,275
Nov.	Net sales	27,518,437	20,985,825
Jan — Nov.	Net sales	237,172,641	236,073,088
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Nov.		Bal. as of period end
TSMC	82,222,226	—		—
TSMC’s subsidiaries	33,112,735	(3,150	)*	3,016,440

*	The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Nov.		Bal. as of period end
TSMC	102,777,783	(2,450	)*	2,346,120
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(2,450	)*	2,346,120
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$thousand)
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	14,182,045	62,655,303	—
	Mark to Market Profit/Loss	(54,249)	(358,325)	—
Expired Contracts	Notional Amount	147,742,350	259,041,688	—
	Realized Profit/Loss	(366,961)	(2,848,351)	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 8, 2005	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer